As filed with the Securities and Exchange Commission on December 20, 2000 Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:
EQUITY INVESTOR FUND SELECT S&P INDUSTRIAL PORTFOLIO 2001 SERIES H DEFINED ASSET FUNDS (A UNIT INVESTMENT TRUST)
B. Name of depositor:
MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
SALOMON SMITH BARNEY INC.
DEAN WITTER REYNOLDS INC.
C. Complete addresses of depositor's principal executive offices:
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Unit Investment Trust Division P.O. Box 9051 Princeton, N.J. 08543-9051
SALOMON SMITH BARNEY INC. 7 World Trade Center 40th Floor New York, N.Y. 10048	DEAN WITTER REYNOLDS INC. Two World Trade Center 59th Floor New York, N.Y. 10048
D. Names and complete addresses of agent for service:
TERESA KONCICK, ESQ. P.O. BOX 9051 PRINCETON, N.J. 08543-9051	MICHAEL KOCHMANN 388 Greenwich Street New York, NY 10013
COPIES TO: NORA M. JORDAN, ESQ. 450 Lexington Avenue New York, New York 10017	DOUGLAS LOWE, ESQ. Dean Witter Reynolds Inc. Two World Trade Center -- 59th Floor New York, NY 10048
E. Title of securities being registered:
An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. Approximate date of proposed sale to public:
As soon as practicable after the effective date of the Registration Statement..
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PART II ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

    A.  The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

I.	Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
II.	The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III.	The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV.	Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

SEC FILE OR IDENTIFICATION NO.
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221
Salomon Smith Barney Inc.	8-8177
Dean Witter Reynolds Inc.	8-14172

    B.  The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
Salomon Smith Barney Inc.	13-1912900
Dean Witter Reynolds Inc.	94-0899825
The Chase Manhattan Bank, Trustee	13-4994650
UNDERTAKING

The Sponsors undertake that they will make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.
II-1

SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series Number	SEC File Number
Equity Income Fund, Investment Philosophy Series 1991 Selected Industrial Portfolio	33-39158
Equity Investor Fund, Select S&P Industrial Portfolio--1998 Series H	333-64577

CONTENTS OF REGISTRATION STATEMENT

 THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:
The Facing sheet of Form S-6
The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of the Equity Income Fund, Sixth Utility Common Stock Series, 1933 Act File No. 2-86836).
The Prospectus.
Additional Information not included in the Prospectus (Part II).

The following exhibits:

1.1 --	Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio-1997 Series A, Defined Asset Funds, Reg. No. 33-05683).
1.2 --	Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1 --	Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
1.11.2 --	Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration of Equity Participation Series Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685.)
2.1 --	Form of Certificate of Beneficial Interest (included in Exhibit 1.1.1).
*3.1 --	Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How the Fund Works--Legal Opinion" in the Prospectus.
*5.1 --	Consent of independent public accountants.
9.1 --	Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Investor Fund, Select Ten Portfolio 1999 International Series A (United Kingdom Portfolio), File No. 333-70593).
______________
*  To be filed with Amendment to Registration Statement.

SIGNATURES

The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of representations required by Rule 487 and represents the following:

1)	That the portfolio securities deposited in the series as to which this registration statement is being filed to not differ materially in type or quality from those deposited in such previous series;

2)	That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

3)	That it has complied with Rule 460 under the Securities Act of 1933.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 20th DAY OF DECEMBER, 2000.

Signatures appear on pages R-3, R-4 and R-5.

A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED DEPOSITOR

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593
GEORGE A SCHIEREN JOHN L. STEFFENS
By JAY M. FIFE (As authorized signatory for Merrill Lynch, Pierce, Fenner & Smith Incorporated and Attorney-in-fact for the persons listed above)

SALOMON SMITH BARNEY INC. DEPOSITOR
By the following persons, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:	Powers of Attorney have been filed under the 1933 Act File Numbers: 333-63417 and 333-63033.
MICHAEL CARPENTER DERYCK C. MAUGHAN
By GINA LEMON (As authorized signatory for Salomon Smith Barney Inc. and Attorney-in-fact for the persons listed above)

DEAN WITTER REYNOLDS INC. DEPOSITOR
By the following persons, who constitute a majority of the Board of Directors of Dean Witter Reynolds Inc.:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Numbers: 33-17085, 333-13039, 333-47553, 333-89009 and 333-39302
BRUCE F. ALONSO
RICHARD M. DeMARTINI
RAYMOND J. DROP
JAMES F. HIGGINS
DONALD G. KEMPF, JR.
JOHN J. MACK
MITCHELL M. MERIN
STEPHEN R. MILLER
PHILIP J. PURCELL
JOHN H. SCHAEFER
THOMAS C. SCHNEIDER
ALAN A. SCHRODER
ROBERT G. SCOTT
By MICHAEL D. BROWNE (As authorized signatory for Dean Witter Reynolds Inc. and Attorney-in-fact for the persons listed above)